EXHIBIT 12

COMPUTATION OF RATIOS

(UNAUDITED)

Our consolidated ratios of earnings to fixed charges for each of the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009 are as follows:

	Year Ended December 31,
	2013	2012	2011	2010	2009

Earnings:
Pretax income from continuing operations	$54,503	$50,105	$54,789	$46,335	$81,702
Fixed charges	44,789	45,901	44,147	46,973	45,811
Capitalized interest	-	-	-	(1,269)	(3,452)
Total earnings - Numerator	$99,292	$96,006	$98,936	$92,039	$124,061

Fixed charges:
Interest and debt expense	$44,540	$45,652	$43,898	$45,455	$42,110
1/3 of rent expense - interest factor	249	249	249	249	249
Capitalized interest	-	-	-	1,269	3,452
Total fixed charges - Denominator	$44,789	$45,901	$44,147	$46,973	$45,811

Ratio of earnings to fixed charges	2.22	2.09	2.24	1.96	2.71

Earnings equals (i) income from continuing operations before income taxes, plus (ii) fixed charges, minus (iii) capitalized interest.  Fixed charges equals (i) interest and debt expense, plus (ii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iii) capitalized interest.